Template email for former coworkers at Zazzle

Howdy {first_name}!

{personal statement making a connection on the last time we spoke or worked on a project together}

Well, even though it has been years since we were at Zazzle together, I'm knee deep in launching a startup that is in the made-on-demand industry.

In short, Modwalla is a B2B marketplace for made-on-demand products.   A bit like Maker, but focusing on a maker's wholesale business.

I've been in an accelerator since December, found a technical cofounder in March, and began work in May. And, as of tomorrow, our first end to end transaction will happen!   Woohoo!

To go faster, I've decided to raise a small Friends & Family round using Wefunder (through a partnership with the accelerator program I am in). And, my Wefunder campaign page goes from private (invite only) to public at midnight tonight (July 1).

Could you take a look at the page and let me know if I am missing any key talking points for super early F&F investors?   www.wefunder.com/modwalla

I wanted to make sure I invited the people that I knew from Zazzle and helped inspire me along the way.

I do hope all is going well for you and I hope to hear from you soon! Oh, and perhaps Zazzle would consider being a client of Modwalla too!

Cheers,

Chris Bauman
Founder // Modwalla

Template Facebook Messenger message for connected friends

So, I'm diving deeper into my startup, Modwalla. I've decided to raise a small friends & family round using Wefunder (through a partnership with the accelerator program I am in). Could you take a look at the page and let me know if I am missing any key talking points for super early F&F investors?   www.wefunder.com/modwalla

Template SMS message for my closest inner circle of friends with whom I have a phone number

Hey {first_name}
So, I'm diving deeper into my startup, Modwalla. I've decided to raise a small friends & family round using Wefunder (through a partnership with the accelerator program I am in). Could you take a look at the page and let me know if I am missing any key talking points for super early F&F investors?   www.wefunder.com/modwalla

Any feedback is greatly appreciated. Happy to talk on the phone as well.